Exhibit 99.1

Qihoo 360 Reports Second Quarter 2013 Unaudited Financial Results

- Record Quarterly Revenues of $151.7 million, up 108% Year-over-Year

- Record Quarterly Operating Cash Flow of $86.4 million, up 376% Year-over-Year

- Record Quarterly GAAP Net Income of $33.0 million, up 372% Year-over-Year

- Record Quarterly Non-GAAP Net Income of $51.0 million, up 147% Year-over-Year

BEIJING –August 26, 2013 --Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the quarter ended June 30, 2013.

Second Quarter Financial Highlights(1)

•	Revenues were $151.7 million, a 108% increase from $72.8 million in the second quarter of 2012.

•	Net income attributable to Qihoo 360 was $33.0 million, a 372% increase from $7.0 million in the second quarter of 2012.

•	Net income excluding share-based compensation (non-GAAP)(1) was $51.0 million, a 147% increase from $20.6 million in the second quarter of 2012.

•	Diluted earnings per ADS(2) (“EPADS”) attributable to Qihoo 360 was $0.26, compared to $0.06 in the same period last year.

•	Diluted EPADS attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) was $0.40, compared to $0.17 in the same period last year.

Operating Metrics

•	Total monthly active users of Qihoo 360’s PC-based products and services reached a record 461 million in June 2013, compared to 425 million in June 2012(3).
•	User penetration of Qihoo 360’s PC-based products was 96% in June 2013, compared to 94% in June 2012(3).
•	Total smartphone users of Qihoo 360's primary mobile security product(4) reached approximately 338 million in June 2013, compared to 120 million in June 2012.
•	Monthly active users of Qihoo 360’s browsers were 330 million in June 2013, compared to 272 million in June 2012(3).
•	User penetration of Qihoo 360’s browsers was 69% in June 2013, compared with 61% in June 2012(3).

(1) Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled "About Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures" at the end of the press release.

(2) American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

(3) User and market penetration data is based on data from iResearch as of June 2013.

(4) Referring to 360 Mobile Safe, the Company’s primary mobile security product.

•	Average daily unique visitors to the 360 Personalized Start-up Page and its sub-pages were 114 million in the second quarter of 2013, compared to 83 million in the second quarter of 2012.
•	Average daily clicks on the 360 Personalized Start-up Page and its sub-pages were approximately 590 million in the second quarter of 2013, compared to 368 million in the second quarter of 2012.

“We are extremely pleased to report another record breaking quarter of robust revenue growth and substantial margin improvement,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “We continue to strengthen our leadership position in key product categories, while establishing a foothold in new markets. Our PC security products already cover nearly 95% of Chinese PC Internet users, and our mobile security solutions cover approximately 70% of Chinese smartphone users, making Qihoo the indisputable leader in Internet security in China. In addition, monthly active users of our PC browsers reached 330 million, or almost 70% of the Chinese PC Internet population, while our Android based app store – 360 Mobile Assistant – further extended its industry-leading market share during the quarter. We are building upon our leadership position in the PC Internet market, while making significant progress in the fast growing mobile Internet market, an area that is particularly promising.”

“During the quarter, we gained notable search traffic share and we believe that we are well on our way to reaching our year-end goals. Through continued product improvement and technology innovation, we believe we are in an excellent position to capture significant share of the search market and help reshape the competitive landscape of this vast industry in China. Although we just started monetizing our search and mobile products a few months ago, we have made very encouraging progress. As we continue to execute our business plan and strategy, we believe that search and mobile monetization will drive substantial long-term growth for our business,” concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added, “We continue to see re-accelerated growth in key areas of our business. Online advertising grew 78% year-over-year, supported by further deepening of our monetization process and incremental contribution from search and mobile monetization. Internet value-added services once again outpaced the market with revenue growth of 181% year-over-year, and we saw strong momentum in mobile games. While search and mobile monetization are still in their nascent stages, they have ramped up faster than expected, and will become key drivers for our future growth. As we continue to leverage the strength of our platform, we expect the growth momentum from the first half of 2013 will carry over into the rest of the year. We will continue to make proactive investments in product and technology development in order to strengthen our leadership position and expand our footprint, particularly in mobile Internet and search technology where we see tremendous opportunity for future expansion. Meanwhile, we are gradually building our sales and marketing infrastructure to support our deepening monetization efforts. We believe these investments will fortify our foundation, support sustainable growth and drive long-term shareholder value.”

Second Quarter 2013 Results

Revenues

Revenues were $151.7 million, representing an increase of 108% from $72.8 million in the second quarter of 2012 and an increase of 38% from $109.9 million in the first quarter of 2013. The solid year-over-year and sequential increases in revenues were due to strong performance in both online advertising and Internet value-added services, driven by continued robust user and traffic growth and contribution from performance based advertising on Personal Startup Page. In addition, better than expected ramp in search and mobile monetization provided incremental growth drivers.

Online advertising revenues were $90.6 million, representing an increase of 78% from the same period last year and 43% from the prior quarter. The solid year-over-year increase was primarily driven by increased monetization of user activities on 360 Personalized Start-up Pages. The robust quarter-over-quarter growth was in part driven by a strong ramp-up in search monetization.

Internet value-added service revenues, which are mainly derived from game platform operations, were $60.9 million, representing an increase of 181% from the same period last year and 33% from the prior quarter. The robust year-over-year growth was driven in part by strong momentum in mobile games, although seasonal softness in Web game operations limited the upside in sequential growth.

Cost of Revenues

Cost of revenues was $17.8 million, compared with $6.6 million in the second quarter of 2012 and $13.9 million in the prior quarter, representing increases of 169% and 28%, respectively.

Operating Expenses

Operating expenses were $97.2 million, compared with $56.4 million in the second quarter of 2012 and $89.2 million in the first quarter of 2013. Operating expenses excluding share-based compensation (non-GAAP) were $79.3 million, compared with $42.7 million in the second quarter of 2012 and $77.2 million in the prior quarter.

The year-over-year increases in non-GAAP operating expenses were mainly driven by increased marketing expenses, personnel-related costs, and bandwidth and equipment depreciation expenses, as the Company continued to enhance its technology and product development capabilities, and strengthen its brand in mobile Internet and search. The modest sequential increases in non-GAAP operating expenses were mainly due to increases in personnel-related costs, partially offset by lower marketing expenses.

Operating Income

Operating income was $36.6 million, compared with $9.9 million in the second quarter of 2012 and $6.8 million in the prior quarter.

Operating income excluding share-based compensation (non-GAAP) was $54.5 million, compared with $23.6 million in the second quarter 2012 and $18.8 million in the prior quarter.

Operating margin was 24.1%, compared with 13.6% in the second quarter of 2012 and 6.2% in the prior quarter.

Operating margin excluding share-based compensation (non-GAAP) was 36.0%, compared with 32.4% in the second quarter of 2012 and 17.1% in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating margin were mainly due to leverage from strong revenue growth while the Company continues to invest in new product and business initiatives.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $33.0 million, compared with $7.0 million in the second quarter of 2012 and $5.6 million in the prior quarter.

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was $51.0 million, compared with $20.6 million in the second quarter of 2012 and $17.5 million in the prior quarter.

Net Margin

Net margin was 21.8%, compared with 9.6% in the same period last year, and 5.1% in the prior quarter.

Net margin excluding share-based compensation (non-GAAP) was 33.6%, compared with 28.4% in the same period last year and 15.9% in the prior quarter.

The year-over-year and sequential increases in non-GAAP net margin were also mainly due to leverage from strong revenue.

Diluted Earnings per ADS (“EPADS”)

Diluted EPADS for the second quarter of 2013 were $0.26, and diluted EPADS for the second quarter of 2013 excluding share-based compensation (non-GAAP) were $0.40. Both GAAP and non-GAAP weighted average ADSs used in computing diluted EPADS were 127.6 million.

Cash Flows and Cash Balance

Net cash provided by operations in the second quarter of 2013 was $86.4 million, compared to $18.1 million in the same period last year and net cash outflow from operations of $27.9 million in the prior quarter. Cash capital expenditures were $13.4 million. As of June 30, 2013, the Company had cash and cash equivalents of $378.0 million.

Business Outlook

For the third quarter of 2013, the Company expects revenues to be between $181 million and $183 million, representing a year-over-year increase of 115% to 118%, and quarter over quarter increase of 19% to 21%. These estimates reflect the Company’s current and preliminary views on its operations and macro environment, which are subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 7:30 a.m. Eastern Time on August 26, 2013(7:30 p.m. Beijing time on August 26, 2013).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004
International Dial In:	+65 6723 9381
Hong Kong Dial In:	+852-2475-0994
Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 08:30 a.m. Eastern Time on August 26, 2013 through 09:30 a.m. Eastern Time on September 3, 2013. The dial-in details for the replay are:

International Dial In:	+61 2 8199 0299
US Dial In:	+1 646-254-3697
Passcode:	31866926

A live webcast of the conference call will be available on the investor relations section of Qihoo 360's website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management's quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2013.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	June 30,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	380,664	377,981
Restricted Cash	1,905	300
Short-term investments	179	721
Accounts receivable (net of allowance for doubtful accounts of $213 and $30 as of December 31, 2012 and June 30, 2013, respectively)	23,591	34,048
Prepaid expenses and other current assets	26,802	21,216
Amount due from related party	-	1,521
Deferred tax assets – current	2,131	2,714
Total current assets	435,272	438,501
Property and equipment, net	126,035	138,684
Land use rights, net	73,645	75,533
Acquired intangible assets, net	12,310	12,157
Goodwill	4,628	6,060
Long-term investments	27,559	31,659
Other noncurrent assets	9,335	10,209
Deferred tax assets – noncurrent	745	1,015
TOTAL ASSETS	689,529	713,818
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $7,109 and $17,843 as of December 31, 2012 and June 30, 2013, respectively)	7,109	17,992
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $41,636 and $54,646 as of December 31, 2012 and June 30, 2013, respectively)	168,694	84,211
Deferred revenue – current (including deferred revenue-current of the consolidated VIEs without resource to Qihoo 360 Technology Co. Ltd of $17,520 and $25,762 as of December 31, 2012 and June 30, 2013, respectively)	21,049	33,729
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $2,710 and $(352) as of December 31, 2012 and June 30, 2013, respectively)	6,862	7,054
Total current liabilities	203,714	142,986
Deferred tax liabilities – noncurrent	790	1,227
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo Technology Co., Ltd of $3,242 and $658 as of December 31, 2012 and June 30, 2013, respectively	6,762	3,998
TOTAL LIABILITIES	211,266	148,211
EQUITY
Total Qihoo360 Technology Co. Ltd. Shareholders’ equity	478,096	561,062
Noncontrolling interest	167	4,545
Total equity	478,263	565,607
TOTAL LIABILITIES AND EQUITY	689,529	713,818

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Income

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,2012	March 31, 2013	June 30, 2013	June 30,2012	June 30, 2013
Revenues:
Internet services	72,751	109,877	151,666	141,903	261,543
Sales of third party anti-virus software	19	-	-	143	-
Total revenues	72,770	109,877	151,666	142,046	261,543
Cost of revenues:
Internet services	6,629	13,906	17,846	14,212	31,752
Sales of third party anti-virus software	8	-	-	37	-
Total cost of revenues	6,637	13,906	17,846	14,249	31,752
Subsidy income	135	3	-	142	3
Operating expenses:
Selling and marketing	13,799	27,062	23,997	25,653	51,059
General and administrative	7,681	11,895	12,918	15,310	24,813
Product and development	34,883	50,211	60,331	62,625	110,542
Total operating expenses	56,363	89,168	97,246	103,588	186,414

Income (loss) from operations	9,905	6,806	36,574	24,351	43,380
Interest income, net	1,846	1,437	1,778	3,358	3,215
Other income (expense)	82	(1)	(110)	416	(111)
Exchange gain (loss)	(1,920)	361	1,424	(2,019)	1,785
Impairment loss on long-term investments	-	-	(1,301)	-	(1,301)
Change on fair value of trading securities	(68)	23	31	(14)	54
Dividend income from a cost method investee	-	174	-	-	174
Gain on disposal of a subsidiary and long-term investments	1,460	-	-	5,026	-
Income before income tax expense and loss from equity method investments	11,305	8,800	38,396	31,118	47,196
Income tax expense	(3,400)	(2,217)	(4,278)	(8,443)	(6,495)
Loss on equity method investments	(878)	(1,021)	(905)	(1,558)	(1,926)

Net income	7,027	5,562	33,213	21,117	38,775

Add: Net loss (income) attributable to noncontrolling interest	(30)	(11)	(216)	(54)	(227)

Net income (loss) attributable to Qihoo 360 Technology Co. Ltd	6,997	5,551	32,997	21,063	38,548

Net income per ordinary share-basic	0.04	0.03	0.18	0.12	0.22
Net income per ordinary share-diluted	0.04	0.03	0.17	0.12	0.20

Weighted average shares used in calculating net income per ordinary share- basic (in millions)	176	178	179	176	179
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)	183	189	191	183	190

(a): 3 Ordinary Shares = 2 ADSs

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended
	June 30, 2012	June 30, 2013
Cash flows from operating activities:
Net income	7,027	33,213
Share-based compensation	13,647	17,962
Depreciation and amortization	3,034	9,694
Amortization of land use right	-	422
Loss on equity method investments	878	905
Gain on disposal of long-term investments	(1,460)	-
Impairment loss on long-term investments	-	1,301
Unrealized holding (gain) loss on trading securities	68	(31)
Provision of allowance for doubtful accounts	-	36
Changes in operating assets and liabilities	(5,049)	22,870
Net cash provided by operating activities	18,145	86,372
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(14,652)	(13,383)
Consideration paid in connection with business acquisition	(185)	(483)
Payment for short-term and long-term investments	(9,018)	(5,061)
Proceeds from sale of a long-term investment	1,500	-
(Increase) Decrease in restricted cash	-	1,625
Dividends received from an investee	313	174
Net cash used in investing activities	(22,042)	(17,128)

Capital contribution from noncontrolling interest	-	3
Proceeds from exercise of stock option	514	5,933
Net cash provided by financing activities	514	5,936

Effect of exchange rate changes	(986)	1,866
INCREASE IN CASH	(4,369)	77,046
CASH, BEGINNING OF PERIOD	363,264	300,935
CASH, END OF PERIOD	358,895	377,981

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended June 30, 2012			Three Months Ended March 31, 2013			Three Months Ended June 30, 2013
	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Non-GAAP

Operating expenses	$56,363	$(13,647)	$42,716	$89,168	$(11,967)	$77,201	$97,246	$(17,962)	$79,284

Income from operations	$9,905	$13,647	$23,552	$6,806	$11,967	$18,773	$36,574	$17,962	$54,536
Operating margin	13.6%		32.4%	6.2%		17.1%	24.1%		36.0%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$6,997	$13,647	$20,644	$5,551	$11,967	$17,518	$32,997	$17,962	$50,959
Net margin	9.6%		28.4%	5.1%		15.9%	21.8%		33.6%
Diluted earnings per ADS(c)	$0.06		$0.17	$0.04		$0.14	$0.26		$0.40

	Six Months Ended June 30, 2012			Six Months Ended June 30, 2013
	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Non-GAAP

Operating expenses	$103,588	$(25,326)	$78,262	$186,414	$(29,929)	$156,485

(Loss) income from operations	$24,351	$25,330	$49,681	$43,380	$29,929	$73,309
Operating margin	17.1%		35.0%	16.6%		28.0%

Net (loss) income attributable to Qihoo 360 Technology Co. Ltd.	$21,063	$25,330	$46,393	$38,548	$29,929	$68,477
Net margin	14.8%		32.7%	14.7%		26.2%
Diluted (loss) earnings per ADS(c)	$0.17		$0.38	$0.30		$0.54

(b): Adjustment to exclude the share-based compensation expense of each period.

(c): 1 ADS = 1.5 Ordinary Shares